EXHIBIT 99.1

SIGNIFICANT GOLD RESOURCE UPGRADE

AND MAIDEN RESERVES DECLARED AT RED HILL

TORONTO, CANADA – May 6, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to share a significant exploration and development update for the Red Hill gold project in Western Australia (“Red Hill”) from its royalty operating partner Northern Star Resources Limited (“Northern Star”) released on May 2, 2024. Vox holds a 4.0% gross revenue royalty over mining lease M27/57 at Red Hill.

The Red Hill gold deposit is located 3.5km east of Northern Star’s Kanowna Belle mine and processing plant and 22km north-east of Northern Star’s Kalgoorlie Consolidated Gold Mines Operations (“KCGM”), which includes the Fimiston processing plant in Western Australia. KCGM and the Fimiston plant are currently the subject of a major brownfield expansion project(2) by Northern Star. The A$1.5 billion KCGM Mill Expansion Project is expected to increase processing capacity from 13Mtpa to 27Mtpa. The Red Hill project was historically mined as an open pit operation between 2001 and 2007, producing approximately 467,000oz.

Spencer Cole, Chief Investment Officer stated: “This significant 58% resource upgrade, maiden reserve declaration and further disclosure around development assumptions at Red Hill is a material milestone for Vox’s gold royalty. Based on the maiden reserves, Vox management estimates that this Red Hill gold royalty has the potential to generate approximately US$10 million(4) in initial annual revenues(5), over a potential mine life that is still to be determined by Northern Star. In addition to this significant resource increase (estimated using AUD$2,500/oz, which is well below current gold prices of AUD$3,570/oz), the Red Hill deposit remains open at depth as shown in Figure 1 below. This announcement further validates the Red Hill royalty’s underlying quality, as well as its strategic setting and optionality within Northern Star’s expanding Kalgoorlie production centre. We look forward to further Red Hill development updates over the coming quarters.”

Figure 1. Red Hill Drilling & Open Pit Shells

(Source: Northern Star, 2 May 2024 Annual Mineral Resources and Ore Reserves Statement)

(https://www.nsrltd.com/investor-and-media/asx-announcements/2024/may/resources,-reserves-and-exploration-update)

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Significant Resource Estimate Upgrade and Maiden Reserves(1)

On May 2, 2024, Northern Star announced:

•	58% mineral resource increase in total ounces to an Inferred mineral resource(3) of 1.9 Moz Au (49.9Mt @ 1.2g/t Au), which represents an overall increase in both tonnage and average grade over the March 2023 estimate of 1.2 Moz Au (32.4Mt @ 1.1g/t Au).
•	A maiden reserve declared of 0.6 Moz Au (15.9Mt @ 1.1g/t Au) enabled by recent exploration drilling, which increased confidence in the geological and grade continuity.
•	Northern Star stated that planned FY25 drilling will focus on the Inferred resource to further increase geological confidence across the mineral resource.
•	Significant Red Hill drill results reported included:
o	RHDD23069 - 136.0m @ 1.8g/t Au
o	RHDD23072 - 83.0m @ 2.3g/t Au
o	RHDD23076 - 226.8m @ 0.9g/t Au
o	RHDD23085 - 33.0m @ 2.5g/t Au and 135.9m @ 1.1g/t Au

In the same announcement, the following commentary and detailed mining assumptions were included in Appendix C Table 1:

•	Reporting of Exploration Results and Estimation of Mineral Resources:
o	“Further drilling will continue to test the current resource area for bulk potential below the Red Hill pit during FY2024 and F2025.”
o	“The mineral resource estimate has been reported at a 0.5g/t cut-off grade within a pit shell optimised at an AUD$2,500/oz gold price.”
■	Lower than current gold prices of AUD$3,570/oz as of May 1, 2024

•	Estimation and Reporting of Ore Reserves:
o	“A minimum Pre-Feasibility level study is completed prior to converting an ore zone into ore Reserve.”
o

“The selected mining method for the Red Hill deposit is a bench mining open pit method, mined using conventional open pit mining methods (drill, blast, load and haul) utilising 250t class excavators and 180t trucks.”

o	“Ore from the project will be processed through the Fimiston Processing Plant at the KCGM operation, hence no processing infrastructure is required.”
o	“Agreements are in place and are current with all key stakeholders including traditional landowner claimants.”
o

“All required Environmental Studies and Statutory Government Approvals including works approvals and clearing permit are ongoing. A Mining Proposal and Mine Closure Plan will be submitted at later stage in appropriate manner for the operation to recommence.”

o	“Reserves were estimated using a gold price of AUD$2,000/oz per Northern Star corporate guidance.”

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About KCGM and Kalgoorlie Super Pit

Kalgoorlie Consolidated Gold Mines Operations is a world class asset located adjacent to the City of Kalgoorlie-Boulder approximately 600 kilometres east of Perth, Western Australia. The KCGM Operations include the Fimiston Open Pit (Super Pit), Mt Charlotte Underground Mine and the Fimiston and Gidji Processing Plants. In 2019 KCGM celebrated its 30th anniversary and poured its 50,000th bar of gold, bringing the total produced from the Golden Mile to over 60 million ounces in the 120 years since the leases was first pegged. On June 22, 2023 the Northern Star Board approved the A$1.5 billion KCGM Mill Expansion Project to increase and modernise KCGM’s processing capacity from 13Mtpa to 27Mtpa, involving a three-year construction phase (FY24 – FY26) and a two-year ramp-up phase (FY27 – FY29). The KCGM Expansion is a key growth driver for Northern Star to increase its annual group gold production from its three production centres (Kalgoorlie, Yandal and Pogo) from 1.56Moz in FY23 to approximately 2Moz in FY26.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

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Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Spencer Cole
Executive Vice President – Australia	Chief Investment Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of Northern Star’s updates provided by management and the potential impact on the Company of such updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production at Red Hill, expectations regarding the size, quality and exploitability of the resources at Red Hill, future operations and work programs of Northern Star, expectations regarding the quantum and receipt of future royalty payments derived from Red Hill, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive final regulatory approvals, as applicable.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2023 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

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References & Notes:

(1)

Northern Star Resources Limited Annual Mineral Resources And Ore Reserves Statement dated May 2, 2024: https://www.nsrltd.com/investor-and-media/asx-announcements/2024/may/resources,-reserves-and-exploration-update

(2)	KCGM Mill Expansion Approved, Work Underway dated June 22, 2023: https://www.nsrltd.com/investor-and-media/asx-announcements/2023/june/kcgm-mill-expansion-financial-investment-decision
(3)

The JORC-2012 Red Hill mineral resource was referenced as a combined Indicated & Inferred classification by Northern Star, but no split between Indicated and Inferred was shared or able to be estimated by Vox management. As such the entire mineral resource has been labelled Inferred in this press release and should be considered as such by readers.

(4)

Vox estimate of potential illustrative annual royalty revenues based on the following calculation: 4.0Mtpa reserves mined x 1.1g/t reserve grade x 88% recovery (per JORC Appendix C Table 1) x US$2000/oz gold x 4% GRR = US$10M (rounded)

(5)

Based on Northern Star disclosure it is estimated that approximately 87.5% of Red Hill mineral reserves are covered by the royalty tenure M27/57 (“total of 3.5% third party royalty is payable”). Vox management estimates that between 65% - 85% of mineral resources are covered by royalty tenure, based on Northern Star disclosure.

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